Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

IDT Employees,

In order to reach our mission to become a $2 billion company, we continue to aggressively invest in our existing product lines, and explore new markets and technologies, either through internal development or as merger and acquisition opportunities. This ongoing effort has led us to a number of ongoing successes and opportunities, including the continued growth of our NSE products, our new FCM products, and our recent entry into serial switching. Today I am very excited to announce that we have entered into a definitive agreement to merge with Integrated Circuit Systems (ICS) of Norristown, Pennsylvania, so that we may join together to accelerate our execution on our shared objectives and long-term growth.

ICS, which was founded in 1976, provides silicon-timing solutions to the consumer, computing, and communications industries. They have focused almost exclusively on timing solutions and have attained a leadership position with major customers in applications such as desktop PCs, storage, DIMMs, gaming, and digital set-top boxes.

Both ICS and IDT have been successful as independent companies. By joining forces, we dramatically expand our opportunities in three primary areas:

•	Growth due to increased timing opportunities. Most notably, these opportunities exist both in the communications market, and in opportunities to displace crystal oscillators.

•	Market expansion due to cross-selling opportunities across our joint, expanded customer base

•	Operational efficiencies, notably from the use of our existing Hillsboro fab to manufacture ICS products. This increases profitability over what was possible for the two standalone companies.

As part of the merger, Hock Tan, President and CEO of ICS, will become Chairman of the IDT Board of Directors. He will play a critical role in the integration of our two companies, as an executive advisor.

Recognizing that there will be numerous questions regarding this merger, we have established a company meeting today at:

Time: 5:30 p.m. PT

Location: Four Points Sheraton in Sunnyvale at 1250 Lakeside Drive in the Chardonnay Ballroom

For those of you who are unable to attend this evening meeting, we have scheduled a second meeting tomorrow at 9:30 a.m. at the same location.

We have also established an IDT-ICS Merger News & Resources web site for employees on IDT OnLine where we will post updates as they become available. Please note, until the transaction officially closes we must legally operate as separate entities, and therefore some information will be unavailable until the close, which is expected in September/October 2005.

It is important that during this integration we keep our focus on our mission and commitments to our customers. Our passion, innovation, and dedication to our customers has been the foundation to our success today, and as we join with ICS we each have an opportunity to make a personal contribution as we build our company to be a major leader in the semiconductor industry for years ahead.

Greg

Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings when they become available because they will contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.